Exhibit (a)(2)(P)

Juno employees,

We have been receiving many questions pertaining to compensation and equity award matters. We have put together the attached Q&A document to provide you guidance on some of these questions.

Additionally, we wanted to inform you of some important administrative actions under our equity plans that may impact you:

•	We are planning to end the current offering period under the Employee Stock Purchase Plan this Friday, February 23, as permitted under the terms of the plan. If you are participating in this offering period, we are providing this notice to make you aware that your purchase of shares will therefore occur this Friday based on your contributions through Friday’s pay date, subject to the limitations set forth in the plan. The purchase would be at $47.94 per share (e.g., 85% of $56.40, which was the closing price on November 15, 2017, when the current offering period started).

•	For administrative reasons related to the closing of the acquisition, we will be suspending your ability to exercise stock options after February 23, 2018 through the closing of the acquisition. Vested options that are not exercised by February 23, 2018 will be cashed out as described in Question 2 in the attached. As a result, you may exercise your vested stock options through Friday, February 23, 2018. Please note, however, that you may only sell Juno shares acquired upon such exercise if you are in an open trading window and are not in possession of material, non-public information. Additionally, if you are subject to preclearance procedures under Juno’s Insider Trading Policy, you must obtain preclearance from either me or Barney Cassidy before you sell any Juno shares.

•	Similarly, RSUs and RSAs that otherwise vest after February 23, 2018 through the closing of the acquisition will not be settled (i.e., delivered to you as shares), and the shares that otherwise would be issuable to you upon such vesting will be cashed out in the same manner as the accelerated portion of RSUs and RSAs would be cashed out as described in Question 2 in the attached.

Robin and I will continue to host occasional office hours over the coming weeks. Here is the current schedule, and we are working on some more times:

At Dexter (with WebEx)

2/22, 2:30-4:30pm (Dexter 10C)

3/2, 2-4:00pm (Dexter 4C)

At JuMP (with WebEx)

2/28, 12-2:00pm (CR-1158)

Zach

Zachary Hale | SVP, Deputy General Counsel

Juno Therapeutics, Inc.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Juno. Celgene and its subsidiary, Blue Magpie Corporation (“Purchaser”), have filed with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Juno has also filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND JUNO STOCKHOLDERS ARE URGED TO READ THEM CAREFULLY. Stockholders of Juno MAY obtain a free copy of these documents and other documents filed by Juno, Celgene or Blue Magpie Corporation with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders may obtain a free copy of these documents by contacting Morrow Sodali, the information agent for the tender offer, toll-free at (800) 662-5200 (or at +1 (203) 658-9400 collect if you are located outside the U.S. and Canada), or by email to JUNO@morrowsodali.com.

Forward-Looking Statements

Certain statements in this communication, other than historical facts, are forward-looking statements, including, without limitation, the statements made concerning the pending acquisition of Juno by Celgene and Purchaser. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “aim,” “potential,” “continue,” “ongoing,” “goal” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. These statements reflect Juno’s current views concerning future events, including the planned completion of the tender offer and the merger, and are based on a number of assumptions that could ultimately prove inaccurate. As a general matter, forward-looking statements are those focused upon anticipated events or trends, expectations, and beliefs relating to matters that are not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to Juno’s operations and business environment, all of which are difficult to predict and many of which are beyond the control of Juno. Among others, the following factors could cause actual results to differ materially from those set forth in the forward-looking statements: (i) uncertainties as to the timing of the tender offer and the merger, (ii) uncertainties as to how many Juno stockholders will tender their Juno shares in the tender offer, (iii) the possibility that competing offers will be made, (iv) the possibility that various closing conditions for the transaction may not be satisfied or waived, (v) the risk that the merger agreement may be terminated in circumstances requiring Juno to pay a termination fee, (vi) risks related to obtaining the requisite consents to the tender offer and the merger, (vii) the possibility that the transaction may not be timely completed, if at all, (viii) the risk that, prior to the completion of the transaction, if at all, Juno’s business and its relationships with employees, collaborators, vendors and other business partners may experience significant disruption due to transaction-related uncertainty, (ix) the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability, and (x) the risks and uncertainties pertaining to Juno’s business, including those detailed under “Risk Factors” and elsewhere in Juno’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Celgene and Purchaser and the Solicitation/Recommendation Statement to be filed by Juno in connection with the tender offer. Other factors that could cause actual results to differ materially include those set forth in Juno’s SEC reports, including, without limitation, the risks described in Juno’s Annual Report on Form 10-K for its fiscal year ended December 31, 2016 and

Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and Juno undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.